

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2015

<u>Via E-mail</u>
Dishan Guo
Chief Executive Officer
China Internet Café Holdings Group, Inc.
#1707, Block A, Genzon Times Square,
Longcheng Blvd, Centre City, Longgang District
Shenzhen Guangdong Province,
People's Republic of China 518172

    Re: China Internet Café Holdings Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2013
           Filed March 26, 2014
           File No. 000-52832

Dear Mr. Guo:

    We issued comments on the above captioned filing on December 3, 2014**.** On January 7, 2015 we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

    As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

    You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have any questions.

                       Sincerely,

                       /s/ Mara L. Ransom

                       Mara L. Ransom
                       Assistant Director